UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 9)(1)

                              SBM INDUSTRIES, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                  847660107000
              ----------------------------------------------------
                                 (CUSIP Number)

                      Peter Nisselson, SBM Industries, Inc.
                               1865 Palmer Avenue
                            Larchmont, New York 10538
                                 (914) 833-0649
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     3/26/98
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 847660107000
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Peter Nisselson

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2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
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3     SEC Use Only

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4     Source of Funds

      PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      U.S.
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                  7     Sole Voting Power
  Number of
   Shares               709,252
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      709,252
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      35.0%
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14    Type of Reporting Person

      IN
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                    SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

            Common Shares, $1.00 par value per share, of SBM Industries, Inc., which has its principal executive offices at 1865 Palmer Avenue, Larchmont, NY 10538.

Item 2. Identity and Background

            (a) Peter Nisselson.

            (b) 1865 Palmer Avenue, Larchmont, NY 10538.

            (c) President, Secretary and Director of SBM Industries, Inc.

            (d)-(e) Mr. Nisselson has not during the last five years been convicted of a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) U.S. citizenship.

Item 3. Source and Amount of Funds or Other Consideration

            Between April 17, 1997 and March 26, 1998, Mr. Nisselson acquired 44,500 shares for an aggregate purchase price of $141,035.03. All funds for such purchases were obtained from personal funds of Mr. Nisselson.


                                Page 3 of 6 Pages

Item 4. Purpose of Transaction

            The purpose of the transactions is to increase the number of shares owned by Mr. Nisselson and held for investment purposes.

            Mr. Nisselson may from time to time purchase additional shares in the public market.

Item 5. Interest in Securities of the Issuer

            (a) 709,252 shares, constituting 35.0%.

            (b) Items 7, 8, 9 and 10 of the second part of the cover page are hereby incorporated by reference.

            (c) Between April 17, 1997 and March 26, 1998, Mr. Nisselson made the following purchases:

            Date of                  Number of                Price
          Transaction                 Shares                per share
          -----------                 ------                ---------

             5/5/97                   1,200                   3.125
             5/7/97                   1,000                   3.125
             5/8/97                     500                   3.125
            5/16/97                     500                   3.125
            5/27/97                     500                   3.125
             6/3/97                   2,000                   3.125
            6/12/97                   1,000                   3.125
            6/22/97                   1,600                   3.125
             7/1/97                   1,000                   3.125
             7/8/97                     300                   3.125
            7/10/97                   1,000                   3.125
             8/7/97                     700                   3.125
             8/8/97                     500                   3.125
             8/9/97                     500                   3.125
           10/17/97                     900                   3.125
           10/22/97                   5,000                   3.25
           10/24/97                   5,500                   3.125
           10/29/97                   1,000                   3.00


                                Page 4 of 6 Pages

            Date of                  Number of                Price
          Transaction                 Shares                per share
          -----------                 ------                ---------

             11/6/97                   2,000                  3.125
            11/13/97                     500                  3.00
            11/14/97                   1,300                  2.9231
             12/1/97                     500                  3.00
             12/3/97                   1,000                  3.00
            12/10/97                   1,500                  3.00
            12/15/97                   2,000                  3.00
            12/18/97                   3,000                  3.07
            12/19/97                   2,300                  3.00
            12/30/97                   2,000                  3.00
             3/26/98                   2,000                  3.125
                                      ------
                                      44,500

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            On October 22, 1984, Mr. Nisselson, as a member of the Speed-O-Print Business Machines Investors Group, consisting of Mr. Nisselson, Lawrence J. Goldstein, the L. J. Goldstein & Company Pension Plan, the Keogh Plan for Lawrence J. Goldstein, the Individual Retirement Account of Lawrence J. Goldstein, Jack T. Schwartz and Roz-Dave Corp., a Delaware Corporation (the "Group"), entered into an agreement (the "Agreement") with Speed-O-Print Business Machines Corporation (the "Company"), Mr. Abe Samuels, the President of the Company ("Samuels") and the trustees of a trust established by Samuels (the "Samuels Trust"). The Group was granted a right of first refusal with respect to any proposed sale to a third party of the Shares in a block transaction (as such term is defined in the Agreement). Mr. Nisselson has no currently effective contract arrangement, understanding or relationship with any other person with


                                Page 5 of 6 Pages
respect to any securities of the Company, including, but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, loans, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

            None.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 1998


                                                  /s/ Peter Nisselson
                                                  ------------------------------
                                                      Peter Nisselson


                                Page 6 of 6 Pages